Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

July 17, 2008

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 1-02256

Response Letter Dated June 26, 2008

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comment regarding the above filing set forth in your letter of July 2, 2008.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Hugh Comer at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

----------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachment

c:

Kevin Stertzel

Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of July 2, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

1.

We note your response to our prior comment number two.  The guidance provided in SFAS 19 reflects an activity based model of accounting for oil and gas activities.  Please expand your response to explain in detail why you believe your accounting policies regarding the costs of injected materials for secondary and tertiary recovery are consistent with the guidance found in paragraphs 16-24 of SFAS 19.

The guidance found in paragraphs 16-24 of SFAS 19 provides broad principles for the accounting of the various stages of oil and gas activities.  We believe our current accounting for injected materials for secondary and tertiary recovery is consistent with these principles and is also reflective of common industry practice.  We would note that the guidance in paragraphs 16-24 of SFAS 19 does not provide explicit rules for these activities, nor are we aware of any other accounting standards or guidance that specifically addresses this area.  Following is an expanded description of our accounting policies for these activities:

Secondary recovery involves the injection of water or immiscible gas (most often the native hydrocarbon gas) to maintain reservoir pressure and thus help push movable oil toward producing wells.  This allows for the recovery of hydrocarbons which would otherwise not be produced due to natural decline occurring from a reduction in reservoir pressure.  The benefits of this enhanced recovery method are usually immediate, as they maintain reservoir pressure and current production.  Paragraph 24 of SFAS 19 states that, "Production costs are those costs incurred to operate and maintain an enterprise's wells and related equipment and facilities".  Since secondary recovery is primarily used to maintain current production, the costs of injected materials represent a production cost that should be expensed as incurred.

Tertiary recovery methods are used to recover additional hydrocarbons from a reservoir.  These methods involve the injection of non-native substances such as CO2, nitrogen, or miscible hydrocarbons into the reservoir to change the characteristics of the oil in order to improve its ability to flow.  Since the injected material does not naturally occur within the reservoir, this material must be acquired and injected over an extended period.  The resulting increase in production volumes is gradual and long term.  Paragraph 21 of SFAS 19 states that, "Development costs are incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering, and storing the oil and gas".

This paragraph further says that development costs include costs incurred to "provide improved recovery systems" (21.d.).  Injected materials in tertiary recovery projects are considered part of the development costs, as they allow for the capture and production of additional hydrocarbon volumes which can not be produced using the reservoir's primary or secondary recovery processes.  Since the costs of tertiary injectants are costs incurred to capture and obtain access to additional proved reserves, they are development costs under SFAS 19 that should be capitalized and amortized using the unit-of-production method.